Exhibit 21

Berkshire Hills Bancorp, Inc.
Subsidiaries

Name	State or Other Jurisdiction of Incorporation or Organization

Berkshire Hills Bancorp, Inc.	Delaware
Berkshire Bank	Massachusetts
Beacon Comprehensive Services Corp.	New York
RSB Properties, Inc.	New York
CSB Service Corp.	Massachusetts
Legacy Insurance Services of the Berkshires, LLC	Delaware
North Street Securities Corporation	Massachusetts
Woodland Securities, Inc.	Massachusetts
Hampden Investment Corporation II	Massachusetts
Firestone Financial, LLC	Massachusetts
First Choice Loan Services Inc.	New Jersey
Old Spot Properties, LLC	New Jersey
FCB New Jersey Investment Company	New Jersey
Novus Asset Management Inc.	Delaware
Metro Commerce Real Estate	Massachusetts
Berkshire Insurance Group, Inc.	Massachusetts